May 19, 2020

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inari Medical, Inc.
Registration Statement on Form S-1 (as amended) (SEC File No. 333-236568)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Inari Medical, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on May 21, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 690 copies of the Preliminary Prospectus dated May 18, 2020 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOFA SECURITIES, INC.

MORGAN STANLEY & CO. LLC

As Representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
	Name:	Michael Liloia
	Title:	Director

MORGAN STANLEY & CO. LLC

By:	/s/ Chris Rigoli
	Name:	Chris Rigoli
	Title:	Vice President

As representatives of the several underwriters.

cc: Ilir Mujalovic, Partner, Shearman & Sterling LLP

[Signature Page to UW Acceleration Request]